TSX: IMG   NYSE: IAG

NEWS RELEASE

IAMGOLD INCREASES UNSECURED CREDIT FACILITY TO $500 MILLION AND LETTERS OF CREDIT AVAILABILITY TO $75 MILLION; AND NIOBEC ESTABLISHES A $250 MILLION CREDIT FACILITY

All amounts are expressed in US dollars, unless otherwise indicated.

Toronto, Ontario, February 22, 2012 – IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced that it has received commitments from its bank syndicate to increase its existing unsecured revolving credit facility ("Corporate Facility") to $500 million and its Letters of Credit revolving credit facility ("LC Facility") to $75 million. In addition, the Company's wholly owned subsidiary, Niobec Inc., received commitments from the same bank syndicate for a four-year $250 million unsecured revolving credit facility ("Niobec Facility"), in support of expansion plans for its Niobec mine. All three facilities are expected to close before the end of February 2012.

"Our strong balance sheet and robust cash flow gives us the opportunity to further enhance our corporate liquidity," said Carol Banducci, Executive Vice-President and CFO of IAMGOLD. "By increasing our credit facility we have greater flexibility to capitalize on strategic opportunities as they arise. In addition, the Niobec Facility is an important step towards self-funding the expansion of the niobium mine."

The Corporate Facility is a four-year, $500 million unsecured revolving credit facility, expiring February 2016. It allows for increased financial capacity with respect to adding non-equity capital to the Company. The credit facility was led and arranged by Scotiabank, CIBC, and TD Securities and includes Societe Generale, National Bank of Canada, Royal Bank of Canada, Citi Bank and Export Development Canada. The LC Facility allows for the issuance of letters of credit in support of certain asset retirement obligations of the Company. The LC Facility was led and fronted by National Bank of Canada and supported by Export Development Canada.

The new Niobec Facility, led, arranged and supported by the same bank syndicate, is a four-year $250 million unsecured revolving credit facility in the name of Niobec Inc. The facility is to be used for the subsidiary's general corporate requirements, including working capital requirements and expansion of its existing operations. The Niobec Facility is a separate facility for Niobec, that is supported by the Company and has been structured in a way so as to provide a cost-effective form of financing to Niobec based on attractive terms similar to those of the Corporate Facility.

About IAMGOLD
IAMGOLD (www.iamgold.com) is a leading mid-tier gold mining company producing approximately one million ounces annually from 5 gold mines (including current joint ventures and investments in associates) on 3 continents. In the Canadian province of Quebec, the Company also operates Niobec Inc., which produces more than 4.5 million kilograms of niobium annually, and owns a rare earth element resource close to its niobium mine. IAMGOLD is uniquely positioned with a strong financial position and extensive management and operational expertise. To grow from this strong base, IAMGOLD has a pipeline of development and exploration projects and continues to assess accretive acquisition opportunities. IAMGOLD's growth plans are strategically focused in West Africa, select countries in South America and regions of Canada.

For further information please contact:
Bob Tait, VP Investor Relations
Tel: (416) 360-4743 Mobile: (647) 403-5520

Laura Young, Director Investor Relations
Tel: (416) 933-4952 Mobile (416) 670-3815

IAMGOLD Corporation Toll-free: 1 888 464-9999 info@iamgold.com

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

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